June 7, 2019

Dean Petkanas
Chief Executive Officer
Kannalife, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Kannalife, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed May 23, 2019
           File No. 333-227736

Dear Mr. Petkanas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2019 letter.

Amendment No. 4 to Registration Statement on Form S-1

Our Business, page 1

1. We note your response to prior comment 1. With respect to the published articles you reference on pages 1 and 2, please revise your disclosure to clarify that the principal investigators and primary authors of these studies are employed by or affiliated with your company. To provide context to the highlighted preclinical test results, and to balance your Summary presentation, also revise the third paragraph on page 1 to explain that safety and efficacy determinations are within the sole authority of the FDA, or comparable foreign regulatory bodies, and that KLS-13019 will require future clinical testing.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany NameKannalife, Inc.
June 7, 2019
June 7, 2019 Page 2
Page 2
FirstName LastName
2. Please refer to prior comment 2 which asked that you revise the Business section (i.e., pages 42 to 73) to discuss the pre-clinical studies that you highlighted on page 2 in the
         Summary section. Accordingly, please revise to move the newly added disclosure from your Summary section to the Business section. In this regard, your Summary should provide a brief overview of the key aspects of the offering and not include detailed, technical disclosures concerning scientific testing. For guidance, refer to Item 503(a) of
         Regulation S-K.
Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 82

3. We note your response to prior comment 7. Please revise the Liquidity and Capital
         Resources section to indicate, if true, that your marketable securities consist solely of
         MJNA common stock. Also, tell us in your response letter whether the recent loss impairments to your MJNA holdings constitute a material trend impacting your funding plans. If the impairments do constitute such a trend, then please revise your prospectus disclosure on page 82 to explain the trend and its impact.
Notes to the Consolidated Financial Statements March 31, 2019 (Unaudited)
Note 12. Marketable Security, page F-36

4. Please refer to your response to comment 8. Provide us support for your determination of realized loss on marketable security of $228,039 and unrealized loss on marketable security of $101,307 for the quarter ended March 31, 2019 as well as support for the corresponding amounts disclosed in Note 14. Subsequent Events. Refer to ASC 321-10-
         50-4.
5. Please revise to clarify your reference to Note 2 in this note as we are unable to locate information on the marketable security in Note 2 of the March 31, 2019 interim financial statements.
General

6. In response to comment 9, to the extent the Company plans to rely on rule 3a-8, please expand your legal analysis under rule 3a-8 to explain how the Company fully meets the requirements in rule 3a-8(a)(4) (including the definition of "capital preservation investment" in rule 3a-8(b)(4)), rule 3a-8(a)(6)(iv), and rule 3a-8(a)(7). Concerning rule
         3a-8(a)(4), please explain in detail why the Company's investment in MJNA stock is a capital preservation investment, why it presents limited credit risk, and your analysis as to the liquidity of MJNA under the rule. See Certain Research and Development Companies
         Investment Company Act Release No. 26077 (June 16, 2003), at 37048-49 [68 FR 37045]
         [June 20, 2003]. As to the requirements in rule 3a-8(a)(7), please specifically discuss how the Company's investment in MJNA and contemplated liquidation of that investment would enhance (June 16, 2003) investor protection, as the board approved investment
 Dean Petkanas
Kannalife, Inc.
June 7, 2019
Page 3
       guidelines require. Id. at 37048.

       As we continue to consider your analysis of section 3(b)(1), please include additional detail as to the Company's assessment of MJNA's liquidity and treatment as a capital preservation investment. Furthermore, we note that you state that the five-factor analysis satisfies the standards for an order pursuant to section 3(b)(2) of the 1940 Act. To the extent the Company plans to submit an application for an order pursuant to section
       3(b)(2), please do so according to the applicable provisions of the 1940 Act, including, for example, rule 0-2 thereunder.

       Concerning your risk factor disclosure on investment company status in the registration statement, please consider revising that disclosure to include a more robust discussion of the Company's reliance on applicable exclusion from investment company status.
       Additionally, please consider reframing the risk factor disclosure in the context of a plain
       English analysis as to investment company status rather than beliefs. Further, please consider expanding your disclosure on the specific consequences to the Company should it be deemed an investment company.
       You may contact Paul Cline at (202) 551-3851 or Jim Rosenberg at (202) 551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameDean Petkanas
                                                             Division of
Corporation Finance
Comapany NameKannalife, Inc.
                                                             Office of
Healthcare & Insurance
June 7, 2019 Page 3
cc:       Christopher L. Tinen, Esq.
FirstName LastName